SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                              FORM  11-K

               For  the  fiscal  year  ended  December  31,  2000


   _X_ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
                                      1934

  ___ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act
                 of 1394 For the transition period from      to


                     Commission  file  number  1-8291

                        GREEN MOUNTAIN POWER CORPORATION
                 Employee Savings and Investment Plan and Trust
                            (Full title of the Plan)


                        Green Mountain Power Corporation
                                 163 Acorn Lane
                              Colchester, VT 05446
                                 (802) 864-5731

  (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                        GREEN MOUNTAIN POWER CORPORATION
                              EMPLOYEE SAVINGS AND
                            INVESTMENT PLAN AND TRUST

                       Financial Statements and Schedules

                        December 31, 2000, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                                TABLE OF CONTENTS







Independent  Auditors'  Report     3




Financial  Statements:


     Statements  of  Net  Assets  Available  for  Plan  Benefits     4


     Statements  of  Changes  in  Net  Assets  Available for Plan Benefits     5


     Notes  to  Financial  Statements     6





Supplementary  Schedules:

   SCHEDULE

        1    Schedule  H,  Line  4i  -  Assets  Held  at  Year  End     12

        2    Schedule  G,  Part  III  -  Nonexempt  Transactions     13

                          INDEPENDENT AUDITORS' REPORT


The  Retirement  Board
Green  Mountain  Power  Corporation
   Employee  Savings  and  Investment  Plan  and  Trust:


We have audited the accompanying statements of net assets available for plan benefits of Green Mountain Power Corporation Employee Savings and Investment Plan and Trust (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for each of the years in the three year period ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for each of the years in the three year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held at year end and nonexempt transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





June  20,  2001
Burlington,  Vermont








     Vt.  Reg.  No.  92-0000241


                        GREEN MOUNTAIN POWER CORPORATION
                 Employee Savings and Investment Plan and Trust
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2000 and 1999


                                                          2000         1999
                                                       -----------  -----------
  Assets:
  Investments at fair value:
    Green Mountain Power Corporation, common stock,
      cost $2,138,400 and $1,511,914, respectively. .  $ 2,191,258  $   709,069
    Registered investment companies, cost
      $18,810,915 and $17,874,192, respectively . . .   19,662,313   21,388,441
                                                       -----------  -----------

                                                        21,853,571   22,097,510

  Investments at cost, which approximates fair value:
    Participants' loans . . . . . . . . . . . . . . .      585,824      681,756
                                                       -----------  -----------

      Total investments . . . . . . . . . . . . . . .   22,439,395   22,779,266

  Receivables:
    Due from participating employers. . . . . . . . .            -       88,830
                                                       -----------  -----------


  Net assets available for Plan benefits. . . . . . .  $22,439,395  $22,868,096
                                                       ===========  ===========



     See  accompanying  notes  to  financial  statements.


                           GREEN MOUNTAIN POWER CORPORATION
                    Employee Savings and Investment Plan and Trust
            Statements of Changes in Net Assets Available for Plan Benefits
                     Years ended December 31, 2000, 1999 and 1998


                                                    2000         1999         1998
                                                ------------  -----------  -----------

  Investment income:
    Interest . . . . . . . . . . . . . . . . .  $    24,918   $   204,251  $   128,692
    Dividends. . . . . . . . . . . . . . . . .    1,548,294       889,448      943,372
    Net appreciation (depreciation) in fair
      value of investments . . . . . . . . . .   (1,506,097)    3,303,029      659,579
                                                ------------  -----------  -----------
                                                     67,115     4,396,728    1,731,643
                                                ------------  -----------  -----------

  Contributions:
    Employer . . . . . . . . . . . . . . . . .      390,913       420,901      418,705
    Participant. . . . . . . . . . . . . . . .      980,369     1,116,295    1,401,710
                                                ------------  -----------  -----------
                                                  1,371,282     1,537,196    1,820,415
                                                ------------  -----------  -----------

      Total additions. . . . . . . . . . . . .    1,438,397     5,933,924    3,552,058
                                                ------------  -----------  -----------

  Administrative expenses. . . . . . . . . . .       27,436        37,260       36,996

  Participants' withdrawals and distributions.    1,839,662     5,387,658    1,322,097
                                                ------------  -----------  -----------

      Total deductions . . . . . . . . . . . .    1,867,098     5,424,918    1,359,093
                                                ------------  -----------  -----------

      Net increase (decrease). . . . . . . . .     (428,701)      509,006    2,192,965

  Net assets available for Plan benefits:
    Beginning of year. . . . . . . . . . . . .   22,868,096    22,359,090   20,166,125
                                                ------------  -----------  -----------

  End of year. . . . . . . . . . . . . . . . .  $22,439,395   $22,868,096  $22,359,090
                                                ============  ===========  ===========




See  accompanying  notes  to  financial  statements.

(1)     PLAN  DESCRIPTION

The following description of the Green Mountain Power Corporation Employee Savings and Investment Plan and Trust (the Plan) is provided for general information only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(A)     GENERAL

The Plan is a defined contribution plan established by Green Mountain Power Corporation. The Plan covers substantially all full-time employees of Green Mountain Power Corporation (the Company) and its subsidiary, Mountain Energy, Inc.

The Company's Retirement Board is the Plan Administrator with the authority to control and manage the operation and administration of the Plan. The Plan's assets are held by the Trustee of the Plan, which invests cash received, including interest and dividend income, and makes distributions to participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).


(B)     CONTRIBUTIONS

Each year, participants may contribute up to 15% of pretax annual compensation, as defined by the Plan. The Company contributed $.50 for every $1.00 contributed by the participant on the first 6% of the participant's eligible compensation until January 31, 1999, when the Company began contributing 100% of the first 4% of contributions made by the participants.


(C)     PARTICIPANT  ACCOUNTS

Each participant's account is credited with the participant's contributions, allocations of the Company's contributions, and plan earnings, and charged with participant's withdrawals, distributions and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.


(D)     VESTING

Participants are immediately vested in their voluntary contributions as well as the employers' contribution and any earnings thereon.




(E)     INVESTMENT  OPTIONS

Upon enrollment participants may direct their contributions to any of the following investment options in 1% increments:

Intermediate  Term Treasury Fund - This fund is invested in U.S. Treasury bills,
--------------------------------
notes  and  bonds.

Value  Fund  -  A  conservative  equity  fund  seeking long-term capital growth.
-----------
Income  is  a  secondary  objective.
-----

International  Discovery  Fund  -  Emerging growth fund seeking long-term growth
------------------------------
primarily  through  a diversified international portfolio of equity investments.
---

Strategic  Allocation Funds: Conservative/Moderate/Aggressive - Asset allocation
-------------------------------------------------------------
funds that invest in stocks, bonds and money market securities. This diversification of these investments depends on the objective; whether it is conservative, moderate or aggressive.

Premium Capital Reserve Fund - This fund is invested in high quality U.S. dollar
----------------------------
denominated money market instruments and other short-term obligations of banks, governments and corporations.

Charles Schwab Fund - With a minimum amount of $1,000 an individual can purchase
-------------------
investments that are offered through Schwab. These investments include mutual funds, over-the-counter stocks, certificates of deposits, money markets, and federally backed investments and bonds. A participant may not reallocate more than 50% of their total balance to this investment group.

Baron  Asset  Fund  -  A small mid-cap growth fund seeking capital appreciation.
------------------
Investments  are  primarily  in  small  and mid-cap companies with market values
--
between  $100  million  and  $5  billion.
--

U.S. Small Company Fund - A fund that invests in small U.S. companies seeking to
-----------------------
outperform the Russell 2000 index. Investment strategies include spreading risk among many different industries so performance is less dependent on one particular industry.

International  Growth  Fund  -  A  fund  seeking  capital  growth through equity
---------------------------
securities  of  small  foreign companies.  The high return potential corresponds
-------
with  high  price  fluctuation.
--

Equity  Index  Fund  -  This  fund  seeks  to  match investment results with the
-------------------
Standard  &  Poor's  500  Composite  Stock  Index.  Stock  mixes are weighted as
-------
similar  to  the  S&P  500  Index  as  possible.
------

GMP  Stock  Fund  -  This  fund  is invested in Green Mountain Power Corporation
----------------
common  stock,  a  participating  employer.
-----

Participants may change their investment options daily. During 1999 the Vista Fund and the Barclay's Equity Index Fund were removed and the Baron Asset Fund, U.S. Small Company Fund, International Growth Fund and Equity Index Fund were added as investment options.

The following number of employees were participating in each investment fund at December 31, 2000 and 1999:



                                        2000  1999
                                        ----  ----
Baron Asset Fund . . . . . . . . . . .   135   131
U.S. Small Company Fund. . . . . . . .    40     5
GMP Stock Fund . . . . . . . . . . . .   285   287
Intermediate Term Treasury Fund. . . .     4    54
Value Fund . . . . . . . . . . . . . .   112   142
International Discovery Fund . . . . .   161   152
Strategic Allocation Conservative Fund    47    50
Strategic Allocation Moderate Fund . .   137   135
Strategic Allocation Aggressive Fund .   144   133
Premium Capital Reserve Fund . . . . .    71    82
Charles Schwab Fund. . . . . . . . . .     3     3
Equity Index Fund. . . . . . . . . . .   162   182
International Growth Fund. . . . . . .    48    16


(F)     PARTICIPANTS'  LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 % of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from(to) the participant loan fund. Loan terms range from 1-5 years or up to 30 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at the Trustee's prime rate. Principal and interest is paid ratably through monthly payroll deductions.


(G)     PAYMENT  OF  BENEFITS

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount or to purchase an annuity equal to the value of the participant's vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.



(2)     SUMMARY  OF  ACCOUNTING  POLICIES

(A)     BASIS  OF  ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

(B)     USE  OF  ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(C)     INVESTMENT  VALUATION  AND  INCOME  RECOGNITION

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

(D)     PAYMENT  OF  BENEFITS

Benefits  are  recorded  when  paid.



(3)     RELATED  PARTY  TRANSACTIONS

The Plan's investments are held in trust by UMB Bank, N.A. and managed by American Century Recordkeeping Services. The Plan's administrative expenses represent fees paid for these services and qualify as party-in-interest transactions. Automatic Data Processing, Inc. provides payroll processing for the Company and qualifies as a party-in-interest, however the Company pays for the cost of the services directly.



(4)     PLAN  TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions or terminate the Plan at any time, subject to the provisions of ERISA.


(5)     INVESTMENTS

Investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2000 and 1999 are as follows:



                                         2000        1999
                                      ----------  ----------
Value Fund . . . . . . . . . . . . .  $1,937,050  $1,974,550
International Discovery Fund . . . .   3,626,663   4,039,188
Strategic Allocation Moderate Fund .   2,472,098   2,511,961
Strategic Allocation Aggressive Fund   2,450,577   2,674,218
Premium Capital Reserve Fund . . . .   1,321,501   1,440,707
Equity Index Fund. . . . . . . . . .   3,888,677   5,126,056
Baron Asset Fund . . . . . . . . . .   1,493,982   1,489,889
GMP Stock Fund . . . . . . . . . . .   2,191,258           -

(6)     TAX  STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 26, 1995, that the Plan is qualified under the applicable provisions of the Internal Revenue Code (IRC) and therefore exempt from Federal income taxes. The Plan has been amended since receiving the determination letter. In the opinion of the Plan administrator and the Plan's tax counsel, the Plan has operated within the terms of the Plan and should remain qualified under the applicable provisions of the IRC.


(7)     REALIZED  GAIN  (LOSS)  ON  SALE  OF  INVESTMENTS


Aggregate cost, proceeds and realized net gain (loss) on investment transactions were as follows for the years ended December 31, 2000, 1999 and 1998:

                                       Green Mountain
                                            Power        Registered
                     2000                Corporation     Investments
                                         Common Stock    Companies       Total
                                        --------------  ------------  ------------
Aggregate proceeds . . . . . . . . . .  $     356,875   $ 4,112,491   $ 4,469,366
Aggregate cost (based on average cost)       (460,674)   (3,707,641)   (4,168,315)
     Net gain (loss) . . . . . . . . .  $    (103,799)  $   404,850   $   301,051
                                        ==============  ============  ============


                     1999


Aggregate proceeds . . . . . . . . . .  $     315,443   $10,175,188   $10,490,631
Aggregate cost (based on average cost)       (447,274)   (8,082,512)   (8,529,786)
      Net gain (loss). . . . . . . . .  $    (131,831)  $ 2,092,676   $ 1,960,845
                                        ==============  ============  ============

                                       Green Mountain
                                             Power      Registered
                     1998               Corporation     Investments
                                         Common Stock    Companies       Total
                                        --------------  ------------  ------------
Aggregate proceeds . . . . . . . . . .  $     465,952   $ 2,717,818   $ 3,183,770
Aggregate cost (based on average cost)       (641,486)   (2,425,136)   (3,066,622)
      Net gain (loss). . . . . . . . .  $    (175,534)  $   292,682   $   117,148
                                        ==============  ============  ============

(8)     NET  UNREALIZED APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS



The  following  summarizes  the  changes  in  net  unrealized  appreciation
(depreciation) in fair value of investments for the years ended December 31, 2000, 1999 and 1998:

      Beginning     Increase     End
       of Year     (Decrease)    of Year
      ----------  ------------  ----------
2000  $2,711,404  $(1,807,148)  $  904,256
1999   1,369,220    1,342,184    2,711,404
1998     826,789      542,431    1,369,220

(9)     PROHIBITED  PARTY-IN-INTEREST  TRANSACTION

The Plan administrator has discovered that the quarterly employer contributions have been calculated based upon inaccurate eligible earnings since the Company outsourced its payroll processing in 1999. The Company is in the process of quantifying the impact of this error on the Plan and will contribute any necessary amounts to make the Plan whole when this process has been completed. At this time it is not possible to estimate a receivable to the Plan however, based on a preliminary assessment the Company does not believe that the amount will be material to the Plan. In the opinion of the Plan administrator and the Plan's tax counsel, this transaction does not disqualify the Plan's tax status.


                                                                 SCHEDULE 1
                                       GREEN MOUNTAIN POWER CORPORATION
                                Employee Savings and Investment Plan and Trust
                                Schedule H, Line 4i - Assets Held at Year End
                                               December 31, 2000




                                                                  (C) NUMBER
                                                                   OF SHARES,
                                                                       UNITS                    (E) CURRENT
                                                                     OR LOANS          (D) COST      VALUE
                                                              ----------------------  -----------  ----------
              (B) IDENTITY OF ISSUE
             ----------------------
*Green Mountain Power Corporation, common stock. . . . . . .                 167,102  $ 2,138,400  $2,191,258

  American Century:
  *Intermediate Term Treasury Fund . . . . . . . . . . . . .                  89,463      924,636     947,417
  *Value Fund. . . . . . . . . . . . . . . . . . . . . . . .                 303,613    1,962,958   1,937,050
  *International Discovery Fund. . . . . . . . . . . . . . .                 277,056    3,091,366   3,626,663
  *Strategic Allocation Conservative Fund. . . . . . . . . .                  92,986      501,283     498,405
  *Strategic Allocation Moderate Fund. . . . . . . . . . . .                 391,775    2,300,563   2,472,098
  *Strategic Allocation Aggressive Fund. . . . . . . . . . .                 338,011    2,152,657   2,450,577
  *Premium Capital Reserve Fund. . . . . . . . . . . . . . .               1,321,501    1,321,501   1,321,501
  *International Growth Fund . . . . . . . . . . . . . . . .                  44,287      587,794     484,058
  *Equity Index Fund . . . . . . . . . . . . . . . . . . . .                 737,889    3,758,336   3,888,677

  Baron Asset Fund . . . . . . . . . . . . . . . . . . . . .                  27,468    1,620,675   1,493,982

  U.S. Small Company Fund. . . . . . . . . . . . . . . . . .                  10,750      328,042     280,781

  Charles Schwab Fund. . . . . . . . . . . . . . . . . . . .                 261,104      261,104     261,104

  *Participants' loans, interest rates ranging from 6% to 9%                      99            -     585,824
                                                                                      -----------  ----------

    Total investments. . . . . .              . . . . . . . . . . . . . .  $           20,949,315  $22,439,395
                                                                            ======================  ===========

Note:
     There were no assets held for investment which were both acquired and disposed during the Plan year, except for securities purchased from a broker/dealer and listed  on  a  national  securities  exchange.

*  Party-in-interest

See  accompanying  independent  auditors'  report.







                    GREEN MOUNTAIN POWER CORPORATION                                                  SCHEDULE 2

                                           Employee Savings and Investment Plan and Trust
                                           Schedule G, Part III - Nonexempt Transactions
                                                    Year ended December 31, 2000

                                                                                         EXPENSES          CURRENT   NET GAIN
       IDENTITY OF          RELATIONSHIP OF PLAN     DESCRIPTION                         INCURRED    COST   VALUE   OR (LOSS)
           PARTY              EMPLOYER OR OTHER           OF   PURCHASE SELLING  LEASE    WITH        OF      OF      ON EACH
         INVOLVED              PARTY-IN-INTEREST     TRANSACTION  PRICE  PRICE  RENTAL  TRANSACTION  ASSET  ASSET  TRANSACTION
--------------------------  -----------------------  -----------  -----  -----  ------  -----------  -----  -----  -----------

                             Plan Administrator .  Employer contributions
                                                   not calculated on an
                                                   accurate eligible
                                                   earnings base..  $                                  *      *      *


     * The Company is in the process of quantifying the impact of this transaction error that occurred since the Company outsourced its  payroll  processing  in  1999

     See  accompanying  independent  auditors'  report.

















                        CONSENT OF INDEPENDENT AUDITORS'









We consent to the inclusion in the Annual Report on Form 11-K under the Securities Exchange Act of 1934 for the years ended December 31, 2000, 1999 and 1998, of Green Mountain Power Corporation Employee Savings and Investment Plan and Trust of our report dated June 20, 2001.






June  26,  2001
KPMG  LLP
Burlington,  Vermont



14

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Board of Green Mountain Power Corporation, which administers the
Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              GREEN  MOUNTAIN  POWER  CORPORATION
                              EMPLOYEE  SAVINGS  AND  INVESTMENT
                              PLAN  AND  TRUST

                              By:  /s/Nancy  Rowden  Brock
                                      --------------------
                              Nancy  Rowden  Brock,  Chairperson  of
                              The  Retirement  Board  of  Directors

June  28,  2001